Crowe LLP Independent Member Crowe Global June 7, 2019 Office of the Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Ladies and Gentlemen: We have read Patrick Industries, Inc.’s (the “Company”) statements included under Item 4.01 of its Form 8-K filed June 7, 2019. We agree with the statements included in item 4.01(a), except for their statement regarding the date the audit committee approved of our dismissal, as we are not in a position to confirm this statement. We are not in a position to agree or disagree with the Company’s statement in item 4.01(b) that the audit committee decided to engage Deloitte & Touche LLP to serve as the Company’s independent registered public accounting firm on June 3, 2019. Crowe LLP Oak Brook, Illinois